Filed by Dynamix Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a 12

under the Securities Exchange Act of 1934, as amended

Subject Company: Dynamix Corporation

Commission File No.: 001-42414

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company and wholly-owned subsidiary of Pubco, The Ether Reserve LLC, a Delaware limited liability company, Ethos Sub 1, Inc., a Delaware corporation and wholly-owned subsidiary of SPAC, Ethos Sub 2, Inc., a Delaware corporation and wholly-owned subsidiary of SPAC Subsidiary A, Ethos Sub 3, Inc., a Delaware corporation and wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

On July 21, 2025 Andrew Keys, Co-Founder and Chairman of Pubco and David Merin, Co-Founder of Chief Executive Officer of Pubco and Darius Przydzial, Head of DeFi of Pubco and Pubco reposted the below articles to their respective X and LinkedIn accounts regarding the Business Combination (as defined below).

From Reuters, July 21, 2025

Ether Machine, backed by crypto giants, set to raise over $1.6 billion in Nasdaq debut

By Ateev Bhandari

July 21, 20253:56 PM GMT+1Updated 5 hours ago

The Nasdaq logo is displayed at the Nasdaq stock market site in New York City, U.S., July 16, 2025. REUTERS/Kylie Cooper/File photo Purchase Licensing Rights, opens new tab

July 21 (Reuters) - The Ether Reserve, a new crypto venture backed by prominent crypto investors, will list on the Nasdaq through a merger with blank-check firm Dynamix Corporation (DYNX.O), opens new tab and is expected to raise over $1.6 billion.

The combined entity, to be named The Ether Machine, aims to launch with more than 400,000 Ether on its balance sheet, positioning it as the largest public vehicle for institutional exposure to the world’s second-largest cryptocurrency.

Shares of Dynamix rose nearly 28% in early trading.

The deal highlights rising institutional interest in holding crypto on corporate balance sheets, with several projects announcing plans in recent months to publicly list their shares while aiming to wrap crypto assets into equity to attract traditional investors.

While most corporate interest has focused on Bitcoin, Ether has surged in recent weeks, hitting a six-month high on Friday.

Ether stands out for its yield-generating capability and its use in digitizing real-world assets, according to Andrew Keys, who will serve as Ether Machine’s chairman.

Ether holders earn returns via staking, a process that supports the operation and security of the Ethereum network.

“Bitcoin doesn’t have yield and Ether does,” Keys, who previously worked with Ethereum co-founder Joseph Lubin, told Reuters in an interview.

Investors in the blank-check deal, including Blockchain.com, Kraken, and Pantera Capital, are contributing more than $800 million through an upsized common stock offering.

ECOSYSTEM DOMINANCE

Ethereum is growing in a way that is reminiscent of how Google dominated internet search, Keys said, adding that 90% of stablecoins and other real-world tokenizations are settled on the platform.

The blockchain supporting Ether can have “infinite assets created on top of it and we can have infinite functionality through smart contract usage,” he added.

Smart contracts are self-executing digital agreements on blockchains, eliminating intermediaries.

Ether has also benefited from increased regulatory clarity around U.S. dollar-pegged stablecoins.

“The largest beneficiary of the Genius Act is Ethereum because the majority of stablecoins reside on top of Ethereum,” Keys said.

The company will trade on the Nasdaq under the symbol “ETHM” upon deal close, which is expected in the fourth quarter of 2025.

From The Wall Street Journal, July 21, 2025

Blank-Check Company Strikes Cryptocurrency Deal

The Ether Machine plans to manage over $1.5 billion of the second-largest cryptocurrency

By

Lauren Thomas and

Ben Glickman

Andrew Keys, co-founder of the Ether Machine.

Andrew Keys, a co-founder of the Ether Machine, will serve as chairman. Photo: The Ether Machine

Key Points

Dynamix, a blank-check company, plans to merge with another entity to create the Ether Machine.

The new entity plans to hold over $1.5 billion in ether.

It is a bet that investors will continue to reward businesses that pour money into crypto holdings under the industry-friendly Trump administration.

Blank-check company Dynamix DYNX 21.46% increase; green up pointing triangle is merging with another entity to create a new company known as the Ether Machine. The combined company plans to manage over $1.5 billion in ether, the largest cryptocurrency behind bitcoin.

It is a bet that investors will continue to reward businesses that pour money into crypto holdings under the industry-friendly Trump administration.

The details

The deal was announced Monday morning, confirming an earlier report from The Wall Street Journal.

It will be backed by a group of crypto investors including exchanges Kraken and Blockchain.com contributing more than $800 million in equity financing at $10 a share, the companies said.

It will also receive a roughly $645 million anchor investment from the Ether Machine co-founder Andrew Keys, who will serve as chairman. David Merin, another co-founder, will be chief executive and investor Jonathan Christodoro will be vice chairman.

Keys said in an interview that its team’s experience with Ethereum will set it apart.

“We’ve essentially amassed the Avengers of Ethereum,” he said.

Ethereum is a blockchain platform that allows users to conduct transactions and enter into so-called smart contracts. Ether is the cryptocurrency that undergirds transactions and interactions on Ethereum.

The context

Dozens of companies—many of which previously had nothing to do with crypto—have allocated more capital for buying bitcoin, pivoting to a strategy often called “bitcoin treasury.” Michael Saylor of Strategy has led the way, turning his company previously known as MicroStrategy into a holder of dozens of billions of dollars in the token as its price has surged.

Public-market investors have so far mostly rewarded strategic pivots to holding bitcoin. Less common, though, are holding companies for ether. A number of companies that previously focused on bitcoin are now branching out into ether.

Bitcoin’s price has continued to surge after the early 2024 approval of spot exchange-traded funds, which allow investors to gain exposure to the asset within a standard brokerage account.

A suite of legislation backed by President Trump passed earlier this month established standards for stablecoins and laid out rules for crypto exchanges.

Trump Media & Technology Group, the president’s media company, on Monday said it reached $2 billion in purchases of bitcoin and bitcoin-related securities as part of its strategy of loading up on crypto.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the Private Placement Investments and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the Private Placement Investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com .

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS communication. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the Private Placement Investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.